Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dova Pharmaceuticals, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated April 21, 2017 except as to Note 8, which is as of June 16, 2017, included in Registration Statement on Form S-1 (No. 333-218479), as amended, and to the reference to our firm under the heading “Experts” in the prospectus included in such Registration Statement.

Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Richmond, Virginia
June 28, 2017